Exhibit 99.1

TD Bank Announces Redemption of 3.589% Medium Term Notes (Non-Viability Contingent Capital (NVCC)) (subordinated indebtedness)

TORONTO, Aug. 11, 2023 /CNW/ - The Toronto-Dominion Bank ("TD Bank Group" or "TD") announced today that it intends to exercise its right to redeem on September 14, 2023 (the "Redemption Date"), all of its outstanding $1.75 billion 3.589% medium term notes due September 14, 2028 (non-viability contingent capital (NVCC)) constituting subordinated indebtedness of TD (the "Subordinated Notes"), at a redemption price of 100 per cent of the principal amount, plus accrued and unpaid interest to, but excluding, the Redemption Date.

Notice will be delivered to the holders of the Subordinated Notes in accordance with the terms thereof.  Interest on the Subordinated Notes will cease to accrue on and after the Redemption Date. Subordinated Notes redeemed by TD Bank Group will be cancelled and will not be reissued.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by assets and serves over 27.5 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 16 million active online and mobile customers. TD had $1.9 trillion in assets on April 30, 2023. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information: Elizabeth Goldenshtein, Senior Manager, Corporate Communications, 416-994-4124, Elizabeth.goldenshtein@td.com